Exhibit 99
2018 Letter to shareholders

Dear Fellow Eastern Shareholders:
We made significant progress on our commitment to creating long-term value for our shareholders in 2017.
Eastern generated a total return to shareholders of 27% in 2017, outperforming the Russell 2000 Index® by 12 percentage points. After paying of $2.8 million in dividends to our shareholders, Eastern's book value reached $86.9 million at the end of the year. This was a new high and an increase of 5% over the prior year.  Our progress was highlighted by Eastern's addition to the Russell 3000® Index on June 23, 2017.
Our strategy for creating long-term shareholder value includes strengthening our portfolio of businesses, maximizing the performance of our best businesses and using our balance sheet to drive growth. In 2017, we were successful in each of those areas.
On April 3, 2017, we acquired Velvac Holdings, Inc., a Tier 1 supplier of mirrors and camera-enabled vision systems to leading heavy truck, recreational and specialty vehicle OEMs. Velvac works closely with its customers to provide uniquely engineered products that meet their design and product specifications. Velvac also sells aftermarket components and vision systems through its dealer channels and OEM parts distributors.  We believe that the acquisition of Velvac strengthens our portfolio of businesses by building scale in attractive end markets and increasing access to new markets for some of our other businesses.
At the same time, we invested in the long-term growth of our best businesses by, for example, adding new sales and engineering capabilities at Illinois Lock to expand our market and product coverage.  We also invested in new-technology vision products at Road-iQ, a division of Velvac.  Road-iQ provides connected vehicle technology that offers both active and passive safety to drivers of recreational vehicles, trucks and other specialty vehicles.
We also took advantage of our strong cash flow and a strong balance sheet to add leverage, borrowing $36.0 million to finance the acquisition of Velvac. While we used $4.1 million of cash for the acquisition, we still ended 2017 with $22.3 million in cash, close to the $22.7 million in cash with which we started the year.
We are fortunate to work with an outstanding team of associates and business leaders at Eastern who share a passion for results.  Our team includes both leaders who have a long history with Eastern and those who are new to the Company.  The senior leaders at each of our largest businesses, Eberhard, Illinois Lock and now Velvac, all joined Eastern in 2017.  Together, they delivered a solid performance in 2017 and are building for a strong future.
2017 Results
Sales for 2017 totaled $204.2 million, an increase of 48% from $137.6 million in 2016.  This sales growth reflects the acquisition of Velvac as well as organic growth of 13% in 2017.
All three of our business segments recorded higher sales than in 2016.  Our Industrial Hardware segment benefitted from strong growth in sales to heavy duty truck and truck service body customers. According to ACT Research, sales of trucks in the heaviest, Class 8 weight segment climbed 59% to 296,440 vehicles in 2017. In our Security Products segment, sales grew as a result of our investments at Illinois Lock and Argo EMS.  In both segments, we improved execution and margins by more closely integrating our domestic sales and engineering teams with our China-based manufacturing operations.
Our Metal Products segment's 2017 sales were up 45% over 2016.  This segment continues to benefit from a resurgence in sales to mining customers and diversification to other industrial markets, including infrastructure.  According to the U.S. Energy Information Administration (EIA), coal production in 2017 rose 6% in 2017 to 773 million standard tons, primarily as a result of higher natural gas prices and greater electricity generation.  However, the EIA projects that coal production in the United States through 2040 could range from staying flat to resuming a decline.
Net income for 2017 was $5.0 million compared to $7.8 million for 2016.  The change in earnings was largely attributable to the acquisition of Velvac and one-time charges related to the new Tax Cuts and Jobs Act, which was enacted in December 2017. In the fourth quarter of 2017, we incurred an incremental one-time tax charge of $2.5 million, which consisted of a $2.0 million charge on undistributed earnings of foreign subsidiaries and a charge of $0.5 million related to the impact of the tax legislation on our deferred tax asset.  Excluding total one-time charges of $4.3 million, we generated adjusted net earnings of $9.3 million. Adjusted net earnings is a non-GAAP measure. A reconciliation of this non-GAAP measure to net income is provided on page 20 of Form 10-K.
We returned 9.3% on invested capital,1 adjusting for one-time expenses associated with the Velvac acquisition and the Tax Cuts and Jobs Act.
2018 Outlook
We anticipate solid growth in sales and earnings in 2018 as a result of the acquisition of Velvac and our investments in Illinois Lock and new product development. We expect to start seeing returns on our investments in Road-iQ in the second half of the year.  We believe that sales and earnings will also benefit from strong demand in several of our core markets, including Class 8 trucks and recreational vehicles. A reduction in the Company's taxes will contribute to net earnings growth as well.
We intend to fund the growth of our highest-return businesses by investing in new product development at Eberhard and Illinois Lock and by making targeted acquisitions. We will again look for acquisition opportunities that have strong economics and help us build scale and create differentiation in attractive end markets.
As a result of the Tax Cuts and Jobs Act, we intend to repatriate approximately $6.0–$8.0 million in cash from foreign operations.  We expect to use this cash to pay down debt and fund our pension and retirement plan obligations.
We are proud of our company's 160-year history and are confident that our focus on allocating capital in a disciplined, patient manner and growing the cash flows of our subsidiary companies will create meaningful long-term value for our shareholders.

/s/August M. Vlak
August M. Vlak
 President and Chief Executive Officer
/s/James A. Mitarotonda
James A. Mitarotonda
 Chairman of the Board

 Cautionary Language Concerning Forward-Looking Statements

Statements in this document about The Eastern Company's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. Any statements that are not statements of historical fact, including statements containing the words "believes," "intends," "continues," "reflects," "plans," "anticipates," "expects," and similar expressions, should also be considered to be forward-looking statements. Readers should not place undue reliance on these forward-looking statements, which are based upon the current beliefs and expectations of the management of The Eastern Company. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Among the risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, but are not limited to changing customer preferences, lack of success of new products, loss of customers and increased prices for raw materials. There are important, additional factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including those set forth in The Eastern Company's reports and filings with the Securities and Exchange Commission. The Eastern Company undertakes no obligation to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.

 1 We define return on invested capital as [tax adjusted EBIT] / [fixed assets + intangible assets + current assets – current liabilities – cash]